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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MedAire, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

U58215101
(CUSIP Number)

Joan Sullivan Garrett
Gaelic, LLC
2448 Squawbush Place
Phoenix, Arizona 85048
(480) 229-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18 and April 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP NO. U58215101

1)	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Gaelic, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power: 0 8) Shared Voting Power: 16,951,065 9) Sole Dispositive Power: 0 10) Shared Dispositive Power: 16,951,065

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,951,065

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 29.47%(1)

14)	Type of Reporting Person OO

___________________

1	The 29.47% beneficial ownership is based on the Issuer’s representation in its Form 10-K that there were 57,527,960 shares of Common Stock issued and outstanding as of March 28, 2007.
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SCHEDULE 13D
CUSIP NO. U58215101

1)	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Joan Sullivan Garrett

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) Sole Voting Power: 10,400 8) Shared Voting Power: 16,951,065 9) Sole Dispositive Power: 10,400 10) Shared Dispositive Power: 16,951,065

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,951,065

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11) 29.48%(1)

14)	Type of Reporting Person IN

___________________

1	The 29.48% beneficial ownership is based on the Issuer’s representation in its Form 10-K that there were 57,527,960 shares of Common Stock issued and outstanding as of March 28, 2007.
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Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment”) amends and restates in its entirety the Schedule 13D filed on behalf of Connemara, LLC with the Securities and Exchange Commission on December 17, 2005, with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of MedAire, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 80 E. Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.

Item 2.	Identity and Background.

(a)      The purpose of this filing is to report the transfer of securities of the Issuer from Gaelic, LLC, an Arizona corporation f/k/a Connemara, LLC (“Gaelic”), to Procuro, Inc., a Nevada corporation (“Procuro”), pursuant to a Shareholders Agreement, dated April 18, 2007 (the “Shareholders Agreement”), among Procuro, Gaelic, Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus” and, collectively with BDS, the “BDS Parties”), and Joan Sullivan Garrett (“Garrett”). Garrett and Gaelic are collectively referred to as the “Reporting Persons” in this amendment.

The shareholders of Procuro are Gaelic, BDS and Excellus. The executive officers of Procuro are Laurent Sabourin (“Sabourin”), President and Secretary, and Garrett, Treasurer. The directors of Procuro are Sabourin and Garrett.

(b)      The business address of the Reporting Persons is 2448 East Squawbush Place, Phoenix, Arizona 85048.

(c)      The purpose of Gaelic is to hold investments. Garrett’s principal occupation is Chairman and Founder of the Issuer.

(d)      During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

(f)      Garrett is a citizen of the United States of America.

Each of Sabourin, BDS and Excellus will file amendments to their existing Schedule 13D to reflect the transactions described in this Amendment. Procuro will file a new Schedule 13D to reflect the transactions described in this Amendment.

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Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of the Shareholders Agreement, Gaelic, BDS and Excellus contributed the following number of shares of Issuer Common Stock to Procuro:

Gaelic:	18,676,065
BDS	14,780,149
Excellus	10,884,155

Each of Gaelic, BDS and Excellus contributed the Issuer Common Stock to Procuro in exchange for an equal number of shares of common stock of Procuro. On April 20, 2007, Gaelic sold 1,725,000 shares of Procuro common stock to Excellus for a purchase price of (Australian Dollars) A$1.20 per share of Procuro common stock.

In addition, it is contemplated that all shares of Issuer Common Stock, approximately 10,400 shares, held by Garrett individually will also be contributed to Procuro by Garrett in exchange for common stock of Procuro as soon as possible.

Item 4.	Purpose of Transaction.

This Amendment is being filed following the transfer on April 18, 2007 of beneficial ownership of shares of the Issuer’s Common Stock from Gaelic to Procuro. The shares of Issuer Common Stock were contributed to Procuro by Gaelic in exchange for common stock of Procuro pursuant to the terms of the Shareholders Agreement, which is attached as an exhibit to this Amendment. In addition, it is contemplated that all shares of Issuer Common Stock, approximately 10,400 shares, held by Garrett individually will also be contributed to Procuro by Garrett in exchange for common stock of Procuro as soon as possible. The purpose of the transfer of the Common Stock to Procuro is to facilitate the orderly sale of the Issuer Common Stock owned by the Reporting Persons to the BDS Parties in furtherance of the Letter Agreements, dated December 17, 2005, between BDS and Garrett.

Among other agreements described in the Shareholders Agreement, the Shareholders Agreement provides:

•	for the contribution by the Reporting Persons, BDS and Excellus of the Issuer Common Stock owned by them to Procuro, in exchange for shares of common stock of Procuro;

•
that any other Issuer Common Stock that is otherwise owned by the Reporting Persons, BDS and Excellus or is acquired directly or indirectly by the parties or their affiliates following the execution of the Shareholders’ Agreement be transferred to Procuro in exchange for common stock in Procuro;

•
for the sale of Procuro common stock by the Reporting Persons to Excellus and BDS in tranches as described in the Shareholders Agreement and, if neither the Reporting Persons, on the one hand, or the BDS Parties, on the other hand, has instituted an offer to purchase the other’s Procuro common stock at an appraised value as set forth in the Shareholders Agreement by March 31, 2011 or if all shares of Procuro common stock owned by the Reporting Persons are not sold to the BDS Parties by May 31, 2011, then the Reporting Persons and the BDS Parties shall cause Procuro to be immediately dissolved and the Issuer Common Stock held by Procuro will be distributed to the Reporting Persons, on the one hand, and the BDS Parties, on the other hand, in each case in proportion to their common stock ownership in Procuro at the time and the Shareholders Agreement will be terminated;

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•
that if an all cash tender offer is commenced by a third party for the Issuer’s Common Stock during the term of the Shareholders Agreement and if the board of directors of Procuro cannot agree on whether to participate in the tender offer, then any holder of Procuro common stock may participate in the tender offer with respect to its pro rata share of Issuer Common Stock held by Procuro unless the shareholder who does not elect to participate in the tender offer agrees to buy the other’s shares of Procuro common stock at the tender offer price and on the tender offer closing;

•
that if Procuro, any of the BDS Parties or their respective affiliates desire to acquire shares of Issuer Common Stock from any third parties, whether in the form of a tender offer, acquisition, option, merger or otherwise (an “Acquisition”), and the Reporting Persons are required or eligible to vote on such Acquisition, the Reporting Persons agree to vote all of their shares of Procuro common stock or Issuer Common Stock in favor of the Acquisition and, in the event of the closing of the Acquisition, the Reporting Persons shall have the right to sell their shares of Procuro common stock to the BDS Parties at the price specified in the Shareholders Agreement;

•
that the Board of Directors of Procuro shall consist of one member appointed by Garrett and one member appointed by BDS, and the initial members of the Procuro Board of Directors shall be Garrett and Sabourin;

•
that the Board of Directors of the Issuer shall continue to be Garrett, six directors nominated by BDS and two directors nominated by Garrett; provided, however, that once Gaelic’s share ownership in Procuro has been reduced to one-half of its holdings as of the date of the Shareholders Agreement, the individuals comprising the Issuer’s Board of Directors shall be Garrett, seven directors nominated by BDS and one director nominated by Garrett; provided further that once Gaelic’s share ownership in Procuro has been reduced to one-tenth of its holdings as of the date of the Shareholders Agreement, the individuals comprising the Issuer’s Board of Directors shall be Garrett and eight directors nominated by BDS; and

•
that, except with respect to the election of the Board of Directors of the Issuer, the Issuer Common Stock owned by Procuro shall be voted in a manner determined by Procuro’s board of directors and, if Procuro’s board of directors cannot so agree, then votes shall be cast in the manner, at all times not inconsistent with the terms and intent of the Letter Agreements between BDS and Garrett executed on December 17, 2005, as directed by Garrett with respect to the number of shares of Procuro common stock owned by the Reporting Persons and, in the manner directed by Sabourin, with respect to the number of shares of Procuro common stock owned by the BDS Parties.

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Item 5.	Interest in Securities of the Issuer.

Based on the Issuer’s Form 10-K, as of March 28, 2007, there were 57,527,960 shares of Common Stock of the Issuer outstanding. As of the date hereof, following the transfers described in the first sentence of Item 3, Gaelic is deemed to beneficially own 16,951,065 shares of Common Stock, representing 29.47% of the 57,527,960 outstanding shares of the Issuer. After giving effect to transfers of Procuro common stock consummated pursuant to the terms of the Shareholders Agreement, Garrett and Gaelic hold shared voting and dispositive power over 16,951,065 shares of Common Stock due to Garrett’s role as director of Procuro and because Garrett has the authority to direct how votes of Issuer Common Stock are cast with respect to the number of shares of Procuro common stock owned by Gaelic in certain instances described in the Shareholders Agreement. As of the date of this Amendment, Garrett also has sole voting and dispositive power with respect to 10,400 shares of Common Stock, however, as stated in Items 3 and 4 above, as soon as possible Garrett will transfer all 10,400 shares of Common Stock to Procuro in exchange for 10,400 shares of Procuro common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions contained in Items 4 and 5 above are incorporated herein by reference. Except as described in this Amendment, Procuro is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 1 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 23, 2007, between Gaelic, LLC and Joan Sullivan Garrett

Exhibit 2	Shareholders Agreement, dated April 18, 2007, among Procuro, Inc., Best Dynamic Services Limited, Excellus Investments PTE Ltd., Gaelic, LLC and Joan Sullivan Garrett

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2007
Gaelic, LLC, an Arizona limited liability company f/k/a Connemara, LLC

	By:	/s/ Joan Sullivan Garrett

Joan Sullivan Garrett, Manager

/s/ Joan Sullivan Garrett

Joan Sullivan Garrett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, each of the undersigned acknowledges and agrees that the statement on Schedule 13D/A with which this joint filing agreement is filed as an exhibit thereto is filed on behalf of each of the undersigned and that any subsequent amendments to such statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning such person contained in such statement on Schedule 13D/A, but shall not be responsible for the completeness and accuracy of the information concerning other persons, except to the extent that such person knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Gaelic, LLC

Dated: April 23, 2007	By:	/s/ Joan Sullivan Garrett

Joan Sullivan Garrett, Manager

Dated: April 23, 2007	/s/ Joan Sullivan Garrett

Joan Sullivan Garrett

Exhibit 2

SHAREHOLDERS AGREEMENT

This Shareholders Agreement (this “Agreement”) is made and entered into as of this 18th day of April, 2007 (the “Effective Date”), by and among Procuro, Inc., a Nevada corporation (the “Company”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”, together with BDS, the “BDS Parties”, or individually, a “BDS Party”), Gaelic, LLC, an Arizona limited liability company (“Gaelic”), and Joan Sullivan Garrett (“Garrett, together with Gaelic, the “Garrett Parties”).

RECITALS

A.     Immediately prior to the execution of this Agreement, BDS, Excellus, Gaelic and Garrett were owners of the following number of shares of common stock, $0.001 par value per share, of MedAire, Inc., a Nevada corporation (“MedAire”):

Shareholder	Shares of MedAire

Gaelic	18,676,065

Garrett	10,400

BDS	14,780,149

Excellus	10,884,155

B.     Garrett is the sole manager of, and is the sole authorized signatory for, Gaelic, and, in such capacities, Garrett has the sole right and power to control the ownership, disposition, and voting of shares of stock of MedAire owned by Gaelic. The Joan Sullivan Family Trust U/T/A, dated October 6, 1993, as amended (the “Joan Sullivan Garrett Family Trust”) is the sole member of Gaelic.

C.     The parties desire to contribute all of their shares (the “Contributed MedAire Stock”) of common stock of MedAire (the “MedAire Stock”) into the Company in exchange for shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), resulting in each party holding the following shares of Common Stock immediately following the execution of this Agreement:

Shareholder	Shares of the Company

Gaelic	18,676,065

Garrett	10,400

BDS	14,780,149

Excellus	10,884,155

D.    To provide for the orderly disposition of Common Stock, continuity of management of the Company and other matters, the parties hereto wish to enter into this Agreement knowing that it is in their best interests, as well as in the best interest of the Company.

In consideration of the foregoing premises and mutual covenants set forth in this Agreement, the parties agree as follows:

AGREEMENT

1.     Definitions.

(a)  “Affiliate” means with respect to any Person (i) any officer, director, manager, general partner, trustee, family member, or family trust of such Person; (ii) any Person directly or indirectly owning, controlling, or holding with power to vote fifty percent (50%) or more of the outstanding voting securities, partnership interests, limited liability company interests, or other equity interests of such Person or such other Person; (iii) any Person fifty percent (50%) or more of whose outstanding voting securities, partnership interests, limited liability company interests, or other equity interests are directly or indirectly owned, controlled, or held with power to vote by such Person; (iv) any corporation, partnership, limited liability company, trust, or other entity, directly or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; and (v) any officer, director, manager, general partner, trustee, or beneficiary of any entity described in clauses (i) through (iv). For purposes of this definition and this Agreement, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person or group of Persons, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, partnership interests, limited liability company interests, or other interests, or by contract or otherwise.

(b)  “Person” means any individual and any legal entity.

(c)  “Pre-Determined Purchase Price” means a cash purchase price per share of Common Stock equal to the greater of (i) the average weighted quoted price of the MedAire Stock as reported by the Australian Stock Exchange (or any successor exchange or market on which the MedAire Stock is then traded or quoted) over the ninety (90) calendar days prior to the determination date, or (ii) the sum of (1) the EBITDA per outstanding share of MedAire Stock derived from the last annual audited financial statements of MedAire prior to the determination date, multiplied by seven and one-half (7.5), plus (2) MedAire’s net cash per outstanding share as reflected in the most recent financial statements publicly filed by MedAire with the Securities and Exchange Commission (the “SEC”) or the Australian Stock Exchange (or any successor exchange or market on which the MedAire stock is then traded or quoted) prior to the determination date; provided, however, that if MedAire ceases to publicly file its financial statements during the term of this Agreement, the net cash per share shall be derived from the most recent quarterly audited, or if not audited, quarterly reviewed, internal financial statements of MedAire that are prepared for a period not more than six months prior to the determination date. The EBITDA per share will be determined by MedAire’s independent accountants on a fully-diluted basis employing the assumption that all vested and exercisable rights to acquire MedAire Stock have been exercised in accordance with their applicable terms and conditions.

(d)  “Shareholder(s)” means BDS, Excellus, Gaelic and Garrett.

(e)  “Transfer” means to sell, assign, transfer, give, donate, pledge, deposit, alienate, bequeath, devise, permit to pass pursuant to any proceedings involving the dissolution of a marriage, or otherwise encumber or dispose of, in any way or manner whatsoever (whether with or without consideration and whether voluntarily or involuntarily or by operation of law).

2.      Contribution of MedAire Shares.

(a)     Contributed MedAire Stock. Each of the Shareholders, in exchange for an equal number of shares of Common Stock as set forth in Recital C above, hereby transfers, assigns, conveys and contributes to the Company, as a contribution to its capital, all its respective right, title and interest in and to the Contributed MedAire Stock, including all rights, contracts, claims, voting and management privileges, distribution and payment rights of whatsoever kind or nature, wherever located, tangible or intangible, accrued or not accrued, and now or hereafter owned by each of the Shareholders with regard to their ownership of the Contributed MedAire Stock.

(b)     Future MedAire Stock. The parties agree that any MedAire Stock which is otherwise presently owned or which may hereafter be acquired by a party to this Agreement, whether directly or indirectly through an Affiliate of such party shall be immediately contributed by such party to the Company in exchange for one (1) share of Common Stock for each one (1) share of MedAire Stock; provided, however, that if the shares of MedAire Stock are subdivided, split or combined into a greater or smaller number of shares MedAire Stock, the Common Stock to be issued to the party contributing the MedAire Stock shall be proportionately decreased in the case of a subdivision or split, or proportionately increased in the case of a combination.

3.     Prohibited Transfers of Gaelic. Without the prior written consent of the BDS Parties, which consent may be given or withheld in the sole and absolute discretion of the BDS Parties, the Joan Sullivan Garrett Family Trust, as the sole member of Gaelic, will not Transfer all or any of its membership interest in Gaelic, and will not take any action which would, or with the passage of time could, result in the failure of Garrett to remain the sole manager of, and the sole authorized signatory for, Gaelic, or take any action to remove the manager’s sole power to control the ownership, disposition, and voting of any securities owned by Gaelic. Notwithstanding the foregoing, the BDS Parties have previously consented to the Transfers by the Joan Sullivan Garrett Family Trust as expressly set forth in the Assignment, Acknowledgement and Consent Agreement, dated as of December 26, 2006, by and among BDS, Gaelic, Garrett, the Joan Sullivan Garrett Family Trust, The Aaron C. Hawkins Irrevocable Trust, The Joshua B. Hawkins Irrevocable Trust, and The Franklin D. Garrett Irrevocable Trust. Garrett, in her capacity as the sole manager, will not approve or consent to (i) the Transfer of any Gaelic membership interest; nor (ii) the admission of any new member to Gaelic, except for the Transfers to family members previously approved by the BDS Parties.

4.     Restriction on Transfers of Common Stock; Purchases of Common Stock.

(a)      Prohibition on Transfers of Common Stock by the Garrett Parties. Except as provided in Sections 4(b), 4(c) and 5 below, during the term of this Agreement none of the Garrett Parties will Transfer or propose to Transfer any of the Common Stock owned by such Shareholder without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Without limiting the generality or applicability of the foregoing, none of the Garrett Parties will, nor will propose to, at any time, encumber, pledge, or in any way create a security interest in any of the Common Stock owned by such Shareholder without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Any attempted Transfer or encumbrance of the Common Stock contrary to the provisions of this Agreement will be null and void.

(b)      Sale of Common Stock by the Garrett Parties to the BDS Parties.

(i)  First Purchase. Immediately following the execution of this Agreement and the contribution of the MedAire Stock pursuant to Section 2(a) above, Gaelic shall sell, convey, transfer and assign to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), and the BDS Parties or their assignee shall purchase from Gaelic, One Million Seven Hundred Twenty Five Thousand (1,725,000) shares of Common Stock for a purchase price of (Australian Dollars) A$1.20 per share of Common Stock paid in United States Dollars based on the conversion price on the date of sale as determined in accordance with Section 4(b)(vi).

(ii)  Second and Third Purchases. On each of June 5, 2007 and December 5, 2007, Gaelic shall sell, convey, transfer and assign to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), and the BDS Parties or their assignee shall purchase from Gaelic, an additional One Million Seven Hundred Twenty Five Thousand (1,725,000) shares of Common Stock on each such date, for a purchase price of A$1.20 per share of Common Stock paid in United States Dollars based on the conversion price on the date of sale as determined in accordance with Section 4(b)(vi).

(iii)  Additional Purchases.

(1)  Selling Opportunities. Beginning on June 5, 2008 and continuing on each December 5th and June 5th thereafter until December 5, 2010 (each such date, a “Selling Date”), the Garrett Parties will have the right, but not the obligation, to sell to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), a number of shares of Common Stock that are then owned by the Garrett Parties equal to an amount not more than three percent (3%) of the then issued and outstanding shares of MedAire Stock (a “3% Block”), at the Pre-Determined Purchase Price paid in United States Dollars based on the conversion price on the Selling Date as determined in accordance with Section 4(b)(vi). If any of the Garrett Parties elect to sell any shares of Common Stock on a Selling Date, the BDS Parties or their designee shall be required to purchase such shares. For illustration purposes only, if at the time of a Selling Date the issued and outstanding shares of MedAire Stock is 57,527,960, then the Garrett Parties will have the right to sell to the BDS Parties at such Selling Date up to 1,725,838 (57,527,960 x 3% = 1,725,838) shares of Common Stock owned by the Garrett Parties at the Pre-Determined Purchase Price. The Garrett Parties may exercise their right to sell under this Section 4(b)(iii) by providing written notice to the BDS Parties of their intention to sell, along with the number of shares intended to be sold, no later than fourteen (14) calendar days prior to the applicable Selling Date. In the event a 3% Block eligible to be sold at a Selling Date is not sold by the Garrett Parties, the Garrett Parties shall not have the right to sell such 3% Block to the BDS Parties at any other subsequent Selling Date.

(2)  Sale to Third-Party; Right of First Refusal. If the Garrett Parties elect not to sell a 3% Block to the BDS Parties on a Selling Date at the Pre-Determined Purchase Price, the Garrett Parties may sell shares of Common Stock up to the 3% Block to a Third-Party Purchaser (as defined in Section 5 below), subject to the right of first refusal to purchase by the BDS Parties set forth in Section 5 below.

(iv)  Purchases/Sales After December 5, 2010. If for whatever reason the Garrett Parties continue to own shares of Common Stock after December 5, 2010, whether because the Garrett Parties do not offer to sell to the BDS Parties shares of Common Stock at any Selling Date pursuant to Section 4(b)(iii) or otherwise, then at any time on or after February 28, 2011, the parties may, but are not obligated to, enter into any purchase or sale of Common Stock between the parties based on a share valuation of MedAire Stock determined pursuant to this Section 4(b)(iv).

(1)  Any Shareholder may give notice to the other Shareholders of its intent to seek an appraisal of MedAire and the MedAire Stock. Promptly following such notice, and in any event with five (5) days thereafter, the Garrett Parties and the BDS Parties shall mutually select an independent professional valuation company to conduct the appraisal. If the Garrett Parties and the BDS Parties cannot agree on the selection of the valuation company, the company chosen by the Garrett Parties and the company chosen by the BDS Parties shall agree on a third independent company to conduct the appraisal. The valuation company shall value MedAire as a whole without regard to its then current trading price, if any, based on such measures of valuation the valuation company deems relevant and appropriate in the circumstances, and shall render its report within 30 days following its appointment. The value of the MedAire Stock shall be the appraised value of MedAire divided by the shares of MedAire Stock then outstanding on a fully-diluted basis employing the assumption that all vested and exercisable rights to acquire MedAire Stock have been exercised in accordance with their applicable terms and conditions (the “Appraised Stock Value”). The costs of the appraisal shall be borne equally by the Garrett Parties and the BDS Parties.

(2)  The Garrett Parties may offer to sell to the BDS Parties, and the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), may agree to purchase, at its sole discretion, all remaining shares of Common Stock then owned by the Garrett Parties at the Appraised Stock Value. Similarly, the BDS Parties may offer to purchase from the Garrett Parties, and the Garrett Parties may at their sole discretion agree to sell to the BDS Parties or a designee of any of the BDS Parties, all remaining shares of Common Stock then owned by the Garrett Parties at the Appraised Stock Value. Any Shareholder desiring to sell or purchase pursuant to this Section 4(b)(iv)(2) shall give notice to the other Shareholders of its intent to sell or purchase, as applicable, including a proposed closing date of the transaction which shall be no earlier than 30 days after the completion of the final evaluation report referenced in Section 4(b)(iv)(1) above.

(3)  If the process described in Section 4(b)(iv) is not instituted by March 31, 2011, or if all of the shares of Common Stock then owned by the Garrett Parties are not Transferred to the BDS Parties by May 31, 2011, then the Shareholders shall cause (i) the Company to be immediately dissolved, (ii) the MedAire Stock held by the Company to be distributed to the Garrett Parties, on the one hand, and the BDS Parties, on the other hand, in each case in proportion to their Common Stock ownership in the Company at the time, and (iii) this Agreement to be terminated.

(v)  Purchase Arising from Garden Leave. In the event Garrett is placed on “garden leave” by MedAire pursuant to Section 2(a) of the Employment Agreement, dated effective as of March 1, 2006, entered into by and between MedAire and Garrett, then the Garrett Parties will have the right, but not the obligation, to sell to any of the BDS Parties, or a designee of any of the BDS Parties (to be determined in the sole discretion of the BDS Parties), no less than all of the shares of Common Stock held by the Garrett Parties at the Pre-Determined Purchase Price. In no event shall this Section 4(b)(v) apply if Garrett elects to place herself on such “garden leave”.

(vi)  Mechanics of Transfer. The purchase price for all purchases made under Sections 4(b)(i)-(v) above shall be paid in U.S. Dollars at the applicable rate of exchange as determined by JPMorgan Chase & Co. as of the date of such purchase. Any purchases made pursuant to Sections 4(b)(i)-(v) above shall be effective upon (A) the delivery by the applicable BDS Party to the Garrett Parties of the applicable purchase price by wire transfer of immediately available funds to the account specified by the Garrett Parties in the notice of sale, and (B) the delivery by the Garrett Parties to the applicable BDS Party of stock certificates evidencing such shares of Common Stock to be purchased, validly endorsed by the Garrett Parties to the applicable BDS Party or with duly executed stock powers attached. Title to any shares of Common Stock purchased under this Section 4 shall vest with the applicable BDS Party free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests. Any wire transfer costs imposed by any banking institution shall be borne by the BDS Parties. Whenever the BDS Parties nominate a purchaser under this Section 4, the BDS Parties shall nevertheless be responsible to the Garrett Parties to ensure that the full purchase price is paid.

(c)      Response to Tender Offer.

(i)  Third-Party Tender Offer. Notwithstanding the foregoing provisions of this Section 4, if an all-cash tender offer is commenced during the term of this Agreement by a third party for MedAire Stock at a price per share that exceeds the Pre-Determined Purchase Price, and the Board of Directors of the Company cannot agree on whether to participate in the tender offer, then any Shareholder may participate in the tender offer with respect to its pro rata share of the MedAire Stock held by the Company (and such MedAire Stock shall be distributed to the Shareholder in order to effectuate such participation) unless the Shareholder who does not elect to participate in the tender offer agrees to buy the other’s shares of Common Stock at the tender offer price and on the tender offer closing date. If for any reason the tender offer does not close, the agreement to buy the shares shall be null and void and this Agreement shall continue in full force and effect until terminated in accordance with its terms.

(ii)  Tender Offer by Company. Notwithstanding anything in this Agreement to the contrary, in the event the Company, any of the BDS Parties or their respective Affiliates desire to acquire any shares of MedAire Stock from any third parties, whether in the form of a tender offer, acquisition, option, merger, or otherwise (an “Acquisition”), and the Garrett Parties are required or eligible to vote on such Acquisition for whatever reason, the Garrett Parties agree to vote all of their shares of Common Stock and/or MedAire Stock, pursuant to Sections 8(d) and (e), in favor of such Acquisition and agree to take any and all action necessary or appropriate (whether in its capacity as a shareholder, director, officer or otherwise) to effectuate such Acquisition, provided that the Garrett Parties are not required to contribute to any expenses associated with such Acquisition. In the event of a successful closing of an Acquisition, the Garrett Parties shall have the right to sell their shares of Common Stock to the BDS Parties pursuant to Section 4(b)(iii) above at the greater of the Pre-Determined Purchase Price or the per share purchase price under the Acquisition, and in accordance with the selling schedule set forth in Section 4(b)(iii).

5.     Right of First Refusal.

(a)      General. Without limiting the generality or applicability of Section 4(a) and subject to Section 4(a), if any Shareholder (each, a “Selling Shareholder”) desires to sell any of its shares of Common Stock to any third-party (the “Third-Party Purchaser”) at any time, it may do so only pursuant to a bona fide purchase offer by the Third Party Purchaser to purchase those shares for cash and only if Selling Shareholder first offers to sell those shares of Common Stock (the “Offered Shares”) to the other non-selling Shareholders (the “Non-Selling Shareholders”) pursuant to the terms of this Section 5.

(b)  Notice. At least thirty (30) calendar days prior to selling the Offered Shares, the Selling Shareholder shall deliver a written notice (the “Sale Notice”) to the Non-Selling Shareholders, setting forth the identity of the prospective Third-Party Purchaser, and the principal terms and conditions of the proposed sale, including the aggregate number of Offered Shares to be sold, the price thereof, and the date on which the proposed sale is scheduled to be made. Any of the Non-Selling Shareholders may, by written notice given to the Selling Shareholder within fifteen (15) calendar days of the receipt of the Sale Notice, agree to buy any or all of the Offered Shares for the lesser of (i) the Pre-Determined Purchase Price, or (ii) the purchase price per share and otherwise on the same terms and conditions offered by the Third-Party Purchaser.

(c)  Closing. On the thirtieth (30th) day following delivery of the Sale Notice, the Non-Selling Shareholders shall make payment for the Offered Shares purchased, and the Selling Shareholder shall deliver stock certificates evidencing such Offered Shares to be purchased, validly endorsed by the Selling Shareholder to the applicable Non-Selling Shareholders or with duly executed stock powers attached. Title to any of the Offered Shares purchased hereunder shall vest with the applicable Non-Selling Shareholders free and clear of any and all liens, claims, charges, pledges, encumbrances and security interest.

(d)  Sale to Third-Party Purchaser. If all of the Offered Shares are not purchased by any of the Non-Selling Shareholders, the Selling Shareholder may then sell the Offered Shares not so purchased to the Third-Party Purchaser identified in and in accordance with the Sale Notice, provided that (i) such transfer occurs within fifteen (15) calendar days after the closing date specified in Section 5(c) above, and (ii) the Third-Party Purchaser first agrees to abide by and executes a counterpart of this Agreement. Any sale not consummated within such 15 day period or any sale to any different party or on different terms or conditions shall first require further notice and offering to the Non-Selling Shareholders in the manner provided in this Section 5.

(e)  Permitted Transfers. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 5 shall not be applicable in the event such Transfer is made by any BDS Party to another Shareholder or an Affiliate of such Shareholder.

6.     Shares Governed by Agreement. The terms and conditions set forth in this Agreement apply to, and govern the Transfer of, all shares of Common Stock and MedAire Stock owned as of the Effective Date or acquired after the Effective Date, by whatever means, by a Shareholder, a Shareholder’s Affiliate, or its respective estate, heirs, successors, or assigns.

7.     Composition of Board of Directors.

(a)      Company. From and after the date of this Agreement and for the duration of its term, each Shareholder shall vote all of its shares of Common Stock and any other voting securities of the Company over which such Shareholder has voting control and shall take all other necessary or desirable actions within its control (whether in its capacity as a shareholder, director, officer or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) so that (i) the Board of Directors of the Company (the “Company Board”) shall consist of two (2) directors, and (ii) the following individuals shall be elected to the Company Board and shall serve on each committee thereof: (A) one (1) representative designated by Garrett, whom shall initially be Garrett, (B) one (1) representative designated by BDS, whom shall initially be Laurent Sabourin (“Sabourin”). The Shareholders shall at all times during the term of this Agreement vote the Common Stock in a manner consistent with this Section 7(a).

(b)     MedAire. The Shareholders agree that the Board of Directors of MedAire (the “MedAire Board”) shall continue to be (i) six (6) directors nominated by BDS, (ii) Garrett, and (iii) two (2) directors nominated by Garrett (each, a “Garrett Nominee”). Once Gaelic’s share ownership in the Company has been reduced to one-half of its current holdings set forth in Recital C above, the individuals comprising the MedAire Board shall be (i) seven (7) directors nominated by BDS, (ii) Garrett, and (iii) one (1) Garrett Nominee. Once Gaelic’s share ownership has been reduced to one-tenth of its current holdings set forth in Recital C above, the individuals comprising the MedAire Board shall be (i) eight (8) directors nominated by BDS, and (ii) Garrett. The Company shall at all times during the term of this Agreement vote the MedAire Stock in a manner consistent with this Section 7(b). With respect to the MedAire Board:

(i)  D&O Insurance. The D&O Insurance currently in place for MedAire shall be reviewed, evaluated and increased as deemed necessary by the MedAire Board or desirable in order to reflect risks relating to any increase in related party transactions involving MedAire.

(ii)  Access to Special Counsel for Independent Directors. To the extent that any of the independent directors (the “Independent Directors”) of MedAire finds it necessary or desirable to engage special counsel to advise them in connection with the exercise of their fiduciary duties to MedAire and its stockholders, then MedAire shall authorize any Independent Director (on behalf of all of the Independent Directors as a group) to engage such special counsel of the Independent Director’s choice at the reasonable expense of MedAire; provided, however, that notwithstanding anything herein to the contrary, in no event shall MedAire be responsible for or obligated to pay any expenses greater than $25,000 in the aggregate in any calendar year for the Independent Directors as a group.

8.     Capital Contributions; Shareholder Protections; Voting of Common Stock and MedAire Stock.

(a)     No Additional Capital Contributions. The Garrett Parties shall not be required to make any capital contributions to the Company beyond the contribution of MedAire Stock pursuant to Section 2. The Garrett Parties shall be required to make additional capital contributions only in the amounts and at the times that it, in their sole discretion, shall have agreed to contribute to the Company.

(b)     No Guaranty Obligations. In no event shall the Garrett Parties be required to guaranty or serve as surety for any debts, financings, or refinancings of the Company. Except as otherwise provided by law or pursuant to any agreement signed by the Shareholders, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Shareholder shall be obligated personally for such debt, obligation or liability of the Company solely by reason of being a Shareholder.

(c)     Purpose of Company. The parties agree that the sole purpose of the Company shall be to hold, manage, acquire, dispose of, and vote shares of MedAire Stock as provided in this Agreement. The parties agree that any disposal of shares of MedAire Stock shall be made in compliance with all applicable securities laws and regulations and shall be subject to the approval of the Company Board. The Company shall not engage in any business, acquire any assets, or incur any liabilities inconsistent with the foregoing purpose. The Shareholders agree that the Company’s articles of incorporation and bylaws may not be amended during the term of this Agreement without the unanimous consent of all Shareholders.

(d)     Voting of Common Stock; Company Action. Any corporate action by the Company requiring the approval of the Board of Directors of the Company shall be taken upon the approval of the Company Board, and if the Company Board cannot so agree, then each party herein agrees that such action shall be determined and submitted to a vote of the Shareholders (or each party shall cause the Company Board to so submit such action to a vote of the Shareholders), such action to be approved upon the simple majority vote of the outstanding shares of Common Stock. The Shareholders agree that such action may be taken without a meeting if one or more consents in writing, setting forth the action so taken, is signed by the holders of a majority of the outstanding shares of Common Stock; provided that any such consents shall be promptly provided to all Shareholders who are not signatories thereto. Notwithstanding the foregoing, this Section 8(d) shall not apply to (i) the selection of the Company Board, as provided in Section 7(a), (ii) the ability of the Company to amend the Company’s articles of incorporation or bylaws, as provided in Section 8(c) above, or (iii) the Company’s ability to amend the terms of this Agreement.

(e)     Voting of MedAire Stock. Except as provided in Section 7(b), the MedAire Stock held by the Company shall be voted in the manner determined by the Company’s Board of Directors, and if the Board cannot so agree, then votes shall be cast in the manner, at all times not inconsistent with the terms and intent of the Letter Agreement (as defined in the 2006 Shareholders Agreement), as directed by Garrett with respect to the number of shares of Common Stock owned by the Garrett Parties, and as directed by Sabourin with respect to the number of shares of Common Stock owned by the BDS Parties.

9.     Representations and Warranties of the Parties. Each of the parties hereto represents and warrants to the other parties the truth, accuracy and completeness of the following:

(a)     Ownership of Securities. Each of the parties (i) has good and marketable title to, and rightful possession of, all of its respective MedAire Stock contributed under Section 2(a) above, (ii) has or will have upon the time of contribution good and marketable title to, and rightful possession of, all of its respective MedAire Stock contributed under Section 2(b) above, and (iii) has good and marketable title to, and rightful possession of, all of its respective Common Stock subject to purchase under Sections 4 and 5 above.

(b)     Power and Authority; Enforceability. Each of the parties has the right, power, capacity and authority to execute and deliver this Agreement and to fully perform all of its respective obligations under this Agreement. This Agreement has been duly executed and delivered by each party and constitute a legal, valid and binding obligation of each party, enforceable against each respective party in accordance with its terms.

10.    Execution of Documents and Binding Effect. Each Shareholder (or any other Person representing a Shareholder) selling, transferring, or otherwise disposing of Common Stock or MedAire Stock pursuant to this Agreement will execute and deliver all documents and instruments and take such additional actions as may be necessary or required to carry out the intent and purpose of this Agreement. This Agreement is binding upon and will inure to the benefit of the Shareholders, their heirs, successors, assigns, and personal representatives. Moreover, except as provided in Section 7, this Agreement is intended to benefit only the parties to this Agreement as herein provided and will not be deemed or construed to create or transfer any rights or benefits in or to any other Person whatsoever, except that the Board of Directors of MedAire and the Company shall be third party beneficiaries of Section 7(b)(ii).

11.    Restrictive Legend. The Parties each agree that a legend in substantially the following form will be prominently affixed or otherwise imprinted on each certificate representing the Common Stock, if any, owned by such Shareholder, whether now owned or hereafter acquired:

“The shares represented by this certificate are held subject to the terms and conditions of a Shareholders Agreement dated as of April 18, 2007, and any and all amendments thereto, and may not be encumbered, sold, transferred or otherwise disposed of except in accordance with the terms and conditions thereof.”

12.    Specific Performance. The parties to this Agreement acknowledge and agree that it is impossible to measure in money the damages that would be incurred by each party to this Agreement (and their heirs, successors, assigns, and legal representatives) by reason of any failure to perform any of the obligations contained in this Agreement and agree that this Agreement may be enforced by specific performance without the necessity of the party seeking specific performance to post a bond. Should any party to this Agreement (or any heir, successor, assign, or legal representative) institute any action or proceeding to enforce specifically the provisions of this Agreement, any Person against whom such an action or proceeding is brought waives the claim or defense that an adequate remedy at law exists and will not assert, as a claim or defense, that such a remedy at law exists.

13.    Notices. Any and all notices, offers, acceptances, or other communications provided for in this Agreement are to be given in writing and will be either personally delivered, or delivered by professional overnight delivery service such as DHL, UPS or FedEx. Notices to Shareholders will be delivered to the addresses appearing below their signatures, or to such other address as may have been designated by a Shareholder to the other Shareholders in writing. Notices to the Company will be delivered to it at 331 North Bridge Road, #17-00 Odeon Towers, Singapore 188720. Any written notice required to have been given pursuant to this Agreement will be deemed to have been given upon the personal delivery of such notice to the appropriate party or parties or the date of delivery shown on the records of the professional overnight delivery service. Any written notice given to any of the Garrett Parties will be deemed given to all of the Garrett Parties. Any written notice given to any of the BDS Parties will be deemed given to all of the BDS Parties.

14.    Amendment. No amendment or modification of this Agreement will be valid unless the amendment or modification is in writing and signed by each Shareholder.

15.    Headings. The headings preceding the sections and subsections of this Agreement are for the convenience of the parties to this Agreement only and such headings will not affect or alter the meaning, interpretation, or content of any provision of this Agreement.

16.    Governing Law and Counterparts. This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of Arizona. All of the parties to this Agreement irrevocably consent to the exclusive jurisdiction of the federal and state courts located in the State of Arizona with respect to any claim arising under this Agreement. This Agreement may be executed in one or more counterparts, which, when taken together, will constitute a single agreement.

17.    Supersession of Prior Agreements. This Agreement constitutes the entire agreement of the parties to this Agreement with respect to the purchase by the BDS Parties of the MedAire Stock owned by the Garrett Parties, and supersedes all prior and contemporaneous agreements, written or oral, with respect to the purchase of such stock, including, without limitation, those provisions relating to the purchase of MedAire Stock set forth in the Shareholders Agreement, dated as of January 31, 2006, by and among BDS, Gaelic (previously known as Connemara, LLC), and Garrett (the “2006 Shareholders Agreement”). The Parties hereby agree that those portions of the 2006 Shareholders Agreement related to the purchase of MedAire Stock shall be cancelled as of the Effective Date, subject to the last sentence of Section 18 below. In the event of any conflicts or inconsistencies between the provisions of this Agreement and any provisions of the 2006 Shareholders Agreement, the provisions of this Agreement shall in all respects govern and control.

18.    Savings Clause. In the event any term, covenant, or condition of this Agreement or the application thereof to any party or circumstance is, to any extent, held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant, or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby and each term, covenant, or condition of this Agreement will be valid and enforceable. Any court considering the enforceability or validity of this Agreement is hereby directed to modify this Agreement to the minimum extent necessary to make it valid and enforceable. Furthermore, in the event this Agreement as a whole is determined to be invalid or unenforceable, and only in such event, notwithstanding the terms of Section 17 above, the Company shall then be dissolved, the MedAire Stock shall be distributed to the Shareholders in proportion to their ownership of the Common Stock, and the 2006 Shareholders Agreement shall be reinstated and continue to govern.

19.    Further Action. The parties to this Agreement agree to take any and all action and to execute and deliver any further agreements, consents, instruments, or other documents as may be necessary or appropriate (whether in its capacity as a shareholder, director, officer or otherwise) from time to time to give effect to the provisions of this Agreement. The parties further agree to take any and all actions, file such reports and do such other things as may be necessary to comply with all applicable securities laws, and assure that contributions pursuant to Section 2(a) and (b) herein qualify as tax-free contributions under Section 351 of the Internal Revenue Code and the regulations thereunder. Without limiting the generality of the foregoing, the Shareholders shall cause the Company to timely file a Form 3 and Schedule 13D with the SEC, and each Shareholder shall timely file with the SEC a Form 4 reflecting the contribution of MedAire Stock to the Company and an appropriate amendment to such Shareholder’s individual Schedule 13D.

20.    Assignment. Neither Gaelic nor Garrett may assign any of their respective rights or obligations under this Agreement without the prior written consent of the BDS Parties, which consent may be given or withheld at the sole and absolute discretion of the BDS Parties. Any of the BDS Parties may assign any or all of its respective rights or obligations under this Agreement to any of its Affiliates; provided, however, the applicable BDS Party will remain responsible for the satisfaction of such obligations under this Agreement until such time as this Agreement is terminated.

21.    Representation by Counsel; Attorneys’ Fees. Each of the Shareholders has been represented by or has had the opportunity to be represented by legal counsel of its own choice. This Agreement has been negotiated among the parties and if there is any ambiguity, no presumption construing the Agreement against any party will be imposed because this Agreement was prepared by counsel for a particular party. The parties further acknowledge that (a) the law firm of Gallagher & Kennedy, P.A. has acted as attorneys for the BDS Parties and not as attorneys for the Company or any of the Garrett Parties; and (b) the law firm of Ballard Spahr Andrews & Ingersoll, LLP has acted as attorneys for the Garrett Parties and not as attorneys for the Company or any of the BDS Parties.

22.    Incorporation of Recitals. The parties acknowledge, represent and warrant that the Recitals set forth above are true, accurate and correct. The Recitals are incorporated herein by this reference.

23.    Term and Termination. This Agreement shall commence on the date hereof and shall continue in full force and effect until the first to occur of the following:

(a)     the unanimous agreement of the Shareholders to terminate this Agreement;

(b)     at such time as the Garrett Parties no longer own any shares of Common Stock;

(c)     upon the liquidation of the Company for whatever reason; or

(d)     at the option of a non-defaulting party if the non-defaulting party provides notice to the defaulting party of a material breach by such defaulting party of the obligations set forth in Sections 4 and/or 5 and the defaulting party does not cure such default within five (5) calendar days of the delivery of the notice of default contemplated under this Section 23(d).

Upon termination of this Agreement, if the Company has not already been dissolved, it shall thereafter immediately dissolve and any MedAire Stock then held by the Company shall be distributed to the then existing Shareholders; provided that if at such time the Garrett Parties are not Shareholders of the Company, then the Company shall dissolve only if the BDS Parties so elect.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY

PROCURO, INC., a Nevada corporation

By:	/s/ Laurent Sabourin

Name: Laurent Sabourin Title: President

BDS

BEST DYNAMIC SERVICES LIMITED, a corporation organized under the laws of the British Virgin Islands

By:	/s/ Laurent Sabourin

Name: Laurent Sabourin Title: Director

Address: P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands

EXCELLUS

EXCELLUS INVESTMENTS PTE LTD., a corporation organized under the laws of the Republic of Singapore

By:	/s/ Laurent Sabourin

Name: Laurent Sabourin Title: Director

Address: 331 North Bridge Road #17-00 Odeon Towers Singapore 188720

GAELIC

GAELIC, LLC, an Arizona limited liability company

By:	/s/ Joan Sullivan Garrett

Name: Joan Sullivan Garrett Title: Manager

Address: 2448 East Squawbush Place Phoenix, Arizona 85048

/s/ Joan Sullivan Garrett

Joan Sullivan Garrett

Address: 2448 East Squawbush Place Phoenix, Arizona 85048

JOAN SULLIVAN FAMILY TRUST U/T/A DATED OCTOBER 6, 1993, AS AMENDED

/s/ Joan Sullivan Garrett

By: Joan Sullivan Garrett, Trustee

Address: 2448 East Squawbush Place Phoenix, Arizona 85048